

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-Mail
Mr. Stephen M. Wagman
Chief Financial Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, Florida 33762

> **Re: Avantair, Inc.**
> **Form 10-K for the year ended June 30, 2011**
> **Filed September 23, 2011**
> **File No. 000-51115**

Dear Mr. Wagman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 21

1. With respect to long lived assets, we note several risk factors addressing various negative factors that have affected your operations, such as a decrease in fractional aircraft share sales in recent periods, significant debt service obligations and aircraft purchase commitments. In light of these factors, your ingoing net losses, and thse materiality of your long-lived assets, please tell us and expand your disclosures in the critical accounting policies section of MD&A to describe the methods and significant assumptions that were used in your most recent impairment analysis for long-lived assets. In this regard, please also explain how your projections for revenue and expense increases used in your impairment analysis have compared to your actual results through March 31, 2012.

2. With respect to maintenance expenses, please tell us and revise MD&A to discuss whether you anticipate significant increases in maintenance expenses as a result of increasing depreciable lives of your aircraft from 7 to 20 years. Also, please tell us and indicate in MD&A whether any increased maintenance costs have been factored into your most recent impairment analysis for your aircraft.

Consolidated Statements of Cash Flows, page F-9

3. We note the presentation in your supplemental disclosure of non-cash financing and investing activities of fractional aircraft shares held for lease transferred to fixed assets in the amount of $10,940,036 during 2011. Please tell us and explain in the notes to your financial statements in future filings, the nature of this transaction, including why the assets were transferred from fractional shares held for lease to fixed assets. As part of your response, you should also explain how the carrying value of the assets transferred was calculated or determined.

Note 2-Summary of Significant Accounting Policies
Use of Estimates, page F-10

4. We note that in January 2011, the Company changed its estimate for the depreciable life of its core aircraft to 20 years from an original seven year life. This change in estimate was based upon an evaluation of the aircrafts' actual service life. This change in estimate was adopted prospectively and resulted in a $1.3 million reduction in depreciation expense recognized during the year ended June 30, 2011. Please revise the notes to your financial statements in future filings to disclose the impact of this change in estimate on the Company's income from operations, net income, and earnings per share as required by ASC 250-10-50-4.

5. In addition, in light of the fact that you have extended the depreciable lives of your core aircraft from 7 to 20 years, please revise MD&A in future filings to discuss whether you believe this change will negatively impact your sales of fractional shares upon renewals of the existing agreements if customers choose to obtain such interests from competitors with newer aircraft.

Fractional Aircraft Sold and Lease Revenue

6. We note from the disclosure in Note 2 that prior to the first quarter of fiscal 2011, the Company did not have objective evidence of the fair value of fractional aircraft shares sold independent of the fair value of the management and maintenance agreements entered into at the same time and therefore accounted for the sales revenue and related costs of fractional aircraft sold by deferring them and recognizing them ratably over the five year life of the management and maintenance agreement. We also note that effective July 1, 2010, the Company adopted ASU 2009-13 and now recognizes fractional aircraft sales revenue and related costs of fractional aircraft shares sold at the time of the

fractional aircraft share sale. We further note that there was a single fractional aircraft share sold during the year ended June 30, 2011 requiring recognition under this new guidance and had the sale of this share been accounted for under the prior revenue recognition policy, the effect in the current year would not be material. Given that the table on page 20 of MD&A indicates that 19 new fractional shares were sold during fiscal year 2011, please explain why there was only a single fractional share that required recognition during the new accounting policy during 2011. Also, since it appears that revenue recognition is accelerated for the sale of fractional aircraft shares under the new accounting policy that was adopted during 2011, please explain how you determined that had this share been accounted for under the prior revenue recognition policy, the effect in the current year would not be material as you have disclosed on page F-11.

Note 11. Long-Term Debt, page F-22

7. We note from the disclosure in the risk factors on page 11 that the Company's loan agreements impose restrictions on the Company's ability to pay dividends. Please revise the notes to the Company's financial statements to disclose the nature and significant terms of the restrictions on the ability to pay dividends imposed by the terms of the Company's debt agreements. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

Consolidated Statements of Cash Flows, page 6

8. We note the presentation in the statement of cash flows of short-term notes payable repayment upon completion of aircraft delivery rights transfer in the amount of $1,300,000 during the six months ended December 31, 2011. Please tell us and revise the notes to your financial statements to explain in further detail the nature and terms of this transaction, including whether any gain or loss was recognized in connection with the completion of the aircraft delivery rights transfer.

Note 3-Commitments and Contingencies

9. We note the disclosure indicating that in September 2011, simultaneous with the termination of the Floor Plan Finance Renewal Agreement and Renewal Guaranteed Aircraft Purchase Agreement for a Piaggio P-180 aircraft, the Company entered into a Lease Agreement, pursuant to which Midsouth leases a Piaggio P-180 aircraft to the Company for a five year lease term at $75,000 per month, at 15.0% interest per annum, plus taxes if applicable. Following the expiration of the term of the Lease Agreement, the Company has agreed to purchase the leased aircraft for approximately $3.4 million from Midsouth. The termination of the Floor Plan Financing Agreement and subsequent entrance into the Lease Agreement was evaluated in accordance with ASC 470 "Debt" ("ASC 470"). Based on the Company's evaluation, the debt transaction met the specified criteria causing the transaction to be recorded in accordance with "Debt Modification and Extinguishment" guidance within ASC 470. In September 2011, in accordance with ASC 470, the Company recognized a gain on debt extinguishment of $438,621, which is

included in the accompanying condensed consolidated statement of operations. In light of the materiality of the gain on debt extinguishment to your results of operations for the interim periods presented in your financial statements, please explain in further detail how the financing transactions met the criteria for debt extinguishment accounting outlined in ASC 470.   As part of your response, you should also explain in further detail how you calculated or determined the debt extinguishment gain of $438,621 that was recognized in your financial statements. In addition, please explain why you believe it is appropriate to reflect this gain as a component of your income (loss) from operations rather than as a component of other income (expense).

Purchase Commitments, page 14

10. We note that as of December 31, 2011, Avantair had contractual commitments to purchase 48 additional Piaggio Avanti II aircraft through 2013 with a mutual understanding that the aircraft delivery dates can be extended. The total commitment, if exercised during the period, including a proposed price escalation, is valued at approximately $305.1 million. In light of the significance of this commitment, please tell us and expand your disclosure in the Liquidity and Capital Resources section of MD&A to describe the planned financing for this purchase commitment. Also, please revise MD&A to also discuss the potentially adverse consequences to the Company in the event it is unable to obtain financing to fund the purchase commitment

11. We note from the disclosure in the last paragraph on page 14 that Avantair assigned its rights and obligations to purchase certain Embraer Phenom 100 aircraft positions to EAS though its subsidiary Share 100 Holding co. LLC. We also note that if EAS defaults under its obligations to purchase the aircraft positions, Avantair will then be responsible for the rights and obligations of the remaining undelivered aircraft. We also note that if Avantair defaults under its obligations to purchase the last two aircraft positions, any deposits paid by Avantair in connection with the undelivered Class B aircraft will be forfeited. With regards to this arrangement, please tell us and disclose in the notes to your financial statements, the maximum exposure to loss which Avantair has under this arrangement, including the amount of any deposits that may be forfeited in the event Avantair defaults under its obligations to purchase the last two aircraft positions.

Other Contingencies, page 17

12. We note that during December 2011, in connection with the total loss of an aircraft, the Company received $6.5 million of insurance proceeds which has been recorded as accrued liabilities as of December 31, 2011. We also note your disclosure indicating that the Company is required to maintain insurance on the aircraft that covers its replacement value, which is estimated to be $4.8 million. You indicate that the additional insurance proceeds are a result of the Company insuring its aircraft in excess of the replacement value to reimburse the Company for expenses associated with a reduction in available aircraft in its fleet, including but not limited to costs incurred for chartered flights,

        repositioning aircraft to accommodate customers' requirements, and maintenance costs associated with higher flight hours on the remaining fleet. These proceeds are expected to offset similar expenses in the upcoming quarters. Please tell us and revise the notes to your financial statements in future filings to disclose whether a gain or loss was recognized in connection with the loss of the aircraft and explain in further detail how any gain or loss was calculated or determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

                       Sincerely,

                       /s/ Linda Cvrkel

                       Linda Cvrkel
                       Branch Chief